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                            October 29, 2021

       Kofi A. Bruce
       Chief Financial Officer
       General Mills, Inc.
       Number One General Mills Boulevard
       Minneapolis, Minnesota 55426

                                                        Re: General Mills, Inc.
                                                            Form 10-K for the
Fiscal Year Ended May 30, 2021
                                                            Filed June 30, 2021
                                                            File No. 001-01185

       Dear Mr. Bruce:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended May 30, 2021

       Financial Statements
       Notes to Consolidated Financial Statements
       Note 9. Debt
       Long-Term Debt, page 69

   1. We note that during the third quarter of fiscal 2021, you completed an exchange of $603.9 million of notes with
interest rates between 4.15 and 5.4% for $605.2 million of 3% notes and a $201.4 million
cash payment. Please tell us how you determined the exchange transaction qualified
as a debt modification and not as a debt extinguishment under the guidance in ASC
470-50-40-6 through -12. In doing so, provide us with your cash flow present value
calculations for the original and new notes under ASC 470-50-40-12.

              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or
 Kofi A. Bruce
General Mills, Inc.
October 29, 2021
Page 2

absence of action by the staff.

       You may contact Heather Clark at 202-551-3624 or Andrew Blume at 202-551-3254 with any questions.



FirstName LastNameKofi A. Bruce                        Sincerely,
Comapany NameGeneral Mills, Inc.
                                                       Division of Corporation
Finance
October 29, 2021 Page 2                                Office of Manufacturing
FirstName LastName